Exhibit 99.1

BUILD-TO-CORE INDUSTRIAL PARTNERSHIP I LP
AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2019, 2018 and 2017
(With Independent Auditors’ Report Thereon)

BUILD-TO-CORE INDUSTRIAL PARTNERSHIP I LP AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS

Independent Auditors’ Report

The Partners
Build-To-Core Industrial Partnership I LP:
We have audited the accompanying consolidated financial statements of Build-To-Core Industrial Partnership I LP and its subsidiaries (the “Partnership”), which comprise the consolidated balance sheets as of December 31, 2019 and 2018, and the related consolidated statements of operations, changes in partners’ capital, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes and financial statement schedule III (collectively, the “consolidated financial statements”).
Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
Auditors’ Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Partnership as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2019 in accordance with U.S. generally accepted accounting principles.
/s/ KPMG LLP

Denver, Colorado
February 21, 2020

BUILD-TO-CORE INDUSTRIAL PARTNERSHIP I LP AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	As of December 31,
(in thousands)	2019	2018
ASSETS
Net investment in real estate properties	$1,064,499	$924,926
Cash and cash equivalents	23,393	14,105
Restricted cash	492	902
Straight-line rent and tenant receivables, net	19,203	12,140
Other assets	1,208	2,103
Total assets	$1,108,795	$954,176
LIABILITIES AND PARTNERS' CAPITAL
Accounts payable and accrued expenses	$21,234	$26,937
Tenant prepaids and security deposits	6,974	6,952
Debt, net	580,588	442,005
Due to affiliates	597	403
Other liabilities	72	139
Total liabilities	609,465	476,436
Commitments and contingencies (Note 11)
Partners’ capital	499,198	477,608
Noncontrolling interests	132	132
Total partners’ capital	499,330	477,740
Total liabilities and partners' capital	$1,108,795	$954,176

See accompanying Notes to Consolidated Financial Statements.

BUILD-TO-CORE INDUSTRIAL PARTNERSHIP I LP AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Year Ended December 31,
(in thousands)	2019	2018	2017
Revenues:
Rental revenues	$62,243	$47,169	$30,222
Total revenues	62,243	47,169	30,222
Operating expenses:
Rental expenses	16,388	12,963	9,452
Real estate-related depreciation and amortization	23,493	19,105	13,319
General and administrative expenses	921	1,151	1,640
Asset management fees, related party	3,721	2,665	1,760
Total operating expenses	44,523	35,884	26,171
Other income (expenses):
Net gain on disposition of real estate assets	17,031	39,637	6,641
Interest expense and other	(11,896)	(5,606)	(2,495)
Total other income	5,135	34,031	4,146
Net income	22,855	45,316	8,197
Net income attributable to noncontrolling interests	15	15	15
Net income attributable to partners	$22,840	$45,301	$8,182

See accompanying Notes to Consolidated Financial Statements.

BUILD-TO-CORE INDUSTRIAL PARTNERSHIP I LP AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL

	Partners' Capital
(in thousands)	IPT General Partner	IPT Limited Partner	QR Limited Partner(1)	Total Partners’ Capital	Noncontrolling Interests	Total Equity
Balance as of December 31, 2016	$349	$67,944	$280,232	$348,525	$132	$348,657
Net income	8	1,628	6,546	8,182	15	8,197
Contributions from partners	141	28,079	112,880	141,100	—	141,100
Distributions to partners	(15)	(2,985)	(12,000)	(15,000)	—	(15,000)
Preferred dividends	—	—	—	—	(15)	(15)
Balance as of December 31, 2017	$483	$94,666	$387,658	$482,807	$132	$482,939
Net income	45	9,015	36,241	45,301	15	45,316
Contributions from partners	40	7,860	31,600	39,500	—	39,500
Distributions to partners	(90)	(17,910)	(72,000)	(90,000)	—	(90,000)
Preferred dividends	—	—	—	—	(15)	(15)
Balance as of December 31, 2018	$478	$93,631	$383,499	$477,608	$132	$477,740
Net income	23	4,545	18,272	22,840	15	22,855
Contributions from partners	57	11,293	45,400	56,750	—	56,750
Distributions to partners	(58)	(11,542)	(46,400)	(58,000)	—	(58,000)
Preferred dividends	—	—	—	—	(15)	(15)
Balance as of December 31, 2019	$500	$97,927	$400,771	$499,198	$132	$499,330

(1)	See “Note 7” for detailed statements of QR Limited Partners’ capital.

See accompanying Notes to Consolidated Financial Statements.

BUILD-TO-CORE INDUSTRIAL PARTNERSHIP I LP AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,
(in thousands)	2019	2018	2017
Operating activities:
Net income	$22,855	$45,316	$8,197
Adjustments to reconcile net income to net cash provided by operating activities:
Real estate-related depreciation and amortization	23,493	19,105	13,319
Straight-line rent and amortization of above- and below-market leases	(7,364)	(5,558)	(4,165)
Amortization of debt issuance costs	1,910	2,267	1,882
Gain on the disposition of real estate assets	(17,031)	(39,637)	(6,641)
Other	3,721	2,978	—
Changes in operating assets and liabilities:
Tenant receivables and other assets	50	591	(458)
Accounts payable, accrued expenses, and other liabilities	1,883	2,397	3,205
Due to/from affiliates, net	194	(205)	530
Net cash provided by operating activities	29,711	27,254	15,869
Investing activities:
Real estate acquisitions	(80,288)	(56,051)	(103,836)
Acquisition deposits	—	(400)	(500)
Proceeds from the disposition of real estate properties	62,313	96,440	16,774
Capital expenditures and development activities	(131,926)	(185,479)	(180,893)
Net cash used in investing activities	(149,901)	(145,490)	(268,455)
Financing activities:
Proceeds from construction loans	69,393	98,746	104,532
Proceeds from mortgage notes	—	130,000	90,000
Proceeds from line of credit	93,600	26,000	37,200
Repayments of line of credit	—	—	(55,000)
Repayments of construction loans	(31,802)	(83,603)	(39,600)
Financing costs paid	(858)	(2,226)	(3,263)
Contributions from partners	56,750	39,500	141,100
Distributions paid to partners	(58,000)	(90,000)	(15,000)
Dividends paid to preferred shareholders of Partnership subsidiaries	(15)	(15)	(15)
Net cash provided by financing activities	129,068	118,402	259,954
Net increase in cash, cash equivalents and restricted cash	8,878	166	7,368
Cash, cash equivalents and restricted cash, at beginning of period	15,007	14,841	7,473
Cash, cash equivalents and restricted cash, at end of period	$23,885	$15,007	$14,841

See accompanying Notes to Consolidated Financial Statements.

BUILD-TO-CORE INDUSTRIAL PARTNERSHIP I LP AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. DESCRIPTION OF BUSINESS
On February 12, 2015, IPT BTC I GP LLC (the “IPT General Partner”) and IPT BTC I LP LLC (the “IPT Limited Partner”) admitted each of bcIMC International Real Estate (2004) Investment Corporation (the “bcIMC Pension Partner”) and bcIMC (WCBAF) Realpool Global Investment Corporation (the “bcIMC Accident Fund Partner” and, together with the bcIMC Pension Partner, collectively the “QR Limited Partner”) as limited partners in the Build-To-Core Industrial Partnership I LP (the “Partnership”) and entered into an amended and restated agreement of limited partnership of the Partnership (the “Partnership Agreement”), setting forth the terms pursuant to which the parties jointly invest in a portfolio of industrial properties located in certain major U.S. distribution markets, and targeted to be comprised of approximately: (i) 80% development investments, and (ii) 20% core and value-add investments. The IPT General Partner and the IPT Limited Partner (together, the “IPT Partners”) are both wholly-owned subsidiaries of Industrial Property Trust (“IPT”).
Upon admission of the QR Limited Partner to the Partnership, the IPT Partners owned a 51.0% interest in the Partnership and the QR Limited Partner owned the remaining 49.0% interest. At that time, the Partnership owned, through its wholly-owned subsidiaries, seven industrial buildings. The QR Limited Partner contributed approximately $61.2 million to acquire the 49.0% interest in the Partnership.
On January 28, 2016, the IPT Limited Partner sold and assigned to bcIMC (USA) Realty Div A2 LLC (the “bcIMC USA Limited Partner”) a portion of its interest in the Partnership equal to a 31.0% interest in the Partnership for a purchase price equal to approximately $58.6 million pursuant to an interest purchase agreement between the IPT Limited Partner and the bcIMC USA Limited Partner. As a result, the IPT Partners own a 20.0% interest in the Partnership and the QR Limited Partner, including the bcIMC USA Limited Partner, own the remaining 80.0% interest.
On January 1, 2017, bcIMC Pension Partner contributed its 64.0% ownership interest in the Partnership to the following affiliated investors: bcIMC (College) US Realty Inc., bcIMC (Municipal) US Realty Inc., bcIMC (Public Service) US Realty Inc., bcIMC (Teachers) US Realty Inc., bcIMC (WCB) US Realty Inc., and bcIMC (Hydro) US Realty Inc. The remaining 16.0% was held by bcIMC Accident Fund Partner.
On April 1, 2019, bcIMC (College) US Realty Inc., bcIMC (Municipal) US Realty Inc., bcIMC (Public Service) US Realty Inc., bcIMC (Teachers) US Realty Inc., bcIMC (WCB) US Realty Inc., bcIMC (Hydro) US Realty Inc., and bcIMC Accident Fund Partner transferred their right, title, and interest in the Partnership to QR Master Holdings USA II LP, which is now the sole QR Limited Partner.
As used herein, the “Partnership” refers to Build-To-Core Industrial Partnership I LP and its wholly-owned subsidiaries.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). In the opinion of management, the accompanying consolidated financial statements contain all adjustments and eliminations, consisting only of normal recurring adjustments necessary for a fair presentation in conformity with GAAP.
Basis of Consolidation
The consolidated financial statements include the accounts of the Partnership. All material intercompany accounts and transactions have been eliminated.
Use of Estimates
GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Actual results could differ from these estimates. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the period they are determined to be necessary.
Investment in Real Estate Properties
We first determine whether an acquisition constitutes a business or asset acquisition. Upon acquisition, the purchase price of a property is allocated to land, building, and intangible lease assets and liabilities based on their relative fair value. The allocation of the purchase price to building is based on management’s estimate of the property’s “as-if” vacant fair value. The “as-if” vacant fair value is calculated by using all available information such as the replacement cost of such asset, appraisals, property condition reports, market data and other related information. The allocation of the purchase price to intangible lease assets represents the value associated with the in-place leases, which may include lost rent, leasing commissions, tenant improvements, legal and other related costs. The allocation of the purchase price to above-market lease assets and below-market lease liabilities results from in-place leases being above or below management’s estimate of fair market rental rates at the acquisition date and are measured over a period equal to the remaining term of the lease for above-market leases and the remaining term of the lease, plus the term of any below-market fixed-rate renewal option periods, if applicable, for below-market leases. Intangible lease assets, above-market lease assets, and below-market lease liabilities are collectively referred to as “intangible lease assets and liabilities.” Transaction costs associated with the acquisition of a property (including the acquisition fees paid to the IPT General Partner or its designee) are allocated to land, building, and intangible lease assets on a relative fair value basis based on allocated purchase price and capitalized as incurred.
If any debt is assumed in an acquisition, the difference between the fair value and the face value of debt is recorded as a premium or discount and amortized to interest expense over the life of the debt assumed. No debt was assumed in connection with the 2019 and 2018 acquisitions. Transaction costs associated with the acquisition of a property are capitalized as incurred in an asset acquisition and are allocated to land, building, and intangible lease assets on a relative fair value basis. Properties that are probable to be sold are to be designated as “held for sale” on the balance sheet when certain criteria are met.
The results of operations for acquired properties are included in the consolidated statements of operations from their respective acquisition dates. Intangible lease assets are amortized to real estate-related depreciation and amortization over the remaining lease term. Above-market lease assets are amortized as a reduction in rental revenue over the remaining lease term and below-market lease liabilities are amortized as an increase in rental revenue over the remaining lease term, plus any applicable fixed-rate renewal option periods. The Partnership expenses any unamortized intangible lease asset or records an adjustment to rental revenue for any unamortized above-market lease asset or below-market lease liability when a customer terminates a lease before the stated lease expiration date.
Land, building, building and land improvements, tenant improvements, lease commissions, and intangible lease assets and liabilities, which are collectively referred to as “real estate assets,” are stated at historical cost less accumulated depreciation and amortization. Costs associated with the development and improvement of the Partnership’s real estate assets are capitalized as incurred. These costs include capitalized interest, development acquisition fees and real estate taxes. The Partnership does not capitalize any other costs, such as salaries or other general and administrative expenses. See “Capitalized Interest” below for additional detail. Costs incurred in making repairs and maintaining real estate assets are expensed as incurred.
Real estate-related depreciation and amortization are computed on a straight-line basis over the estimated useful lives as described in the following table:

Land	Not depreciated
Building	20 to 40 years
Building and land improvements	5 to 20 years
Tenant improvements	Lesser of useful life or lease term
Lease commissions	Over lease term
Intangible lease assets	Over lease term
Above-market lease assets	Over lease term
Below-market lease liabilities	Over lease term, including below-market fixed-rate renewal options
Real estate assets that are determined to be held and used will be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, and the Partnership will evaluate the recoverability of such real estate assets based on estimated future cash flows and the estimated liquidation value of such real estate assets, and provide for impairment if such undiscounted cash flows are insufficient to recover the carrying amount of the real estate asset. If impaired, the real estate asset will be written down to its estimated fair value. For the years ended December 31, 2019, 2018 and 2017, the Partnership did not record any impairment charges related to real estate assets.
Cash and Cash Equivalents
Cash and cash equivalents consist of cash on hand.

Debt Issuance Costs
Debt issuance costs include fees and costs incurred to obtain long-term financing. These fees and costs are amortized to interest expense over the terms of the related loans. Unamortized deferred financing costs are written off if debt is retired before its maturity date. Accumulated amortization of debt issuance costs was approximately $5.2 million and $3.7 million as of December 31, 2019 and 2018, respectively, which included the impact of the write off of the remaining balances related to construction loans in the amount of $0.4 million and $1.1 million, respectively, due to the early retirement of certain loans in 2019 and 2018. The Partnership’s interest expense for the years ended December 31, 2019, 2018 and 2017 included approximately $1.9 million, $2.3 million and $1.9 million, respectively, of amortization of financing costs.
Capitalized Interest
The Partnership capitalizes interest costs as a cost of development. Capitalization of interest costs for a particular asset begins when activities necessary to get the property ready for its intended use are in progress and when interest costs have been incurred. Capitalization of interest costs ceases when the project is substantially complete and ready for occupancy. For the years ended December 31, 2019, 2018 and 2017, approximately $11.8 million, $13.5 million and $7.9 million, respectively, of interest costs were capitalized.
Revenue Recognition
When a lease is entered into, the Partnership first determines if the collectability of the tenant is probable. If the collectability is not probable, the Partnership recognizes revenue when the payment has been received. If the collectability is determined to be probable, the Partnership records rental revenues on a straight-line basis over the full lease term. Certain properties have leases that offer the tenant a period of time where no rent is due or where rent payments change during the term of the lease. Accordingly, the Partnership records receivables from tenants for rent that the Partnership expects to collect over the remaining lease term rather than currently, which are recorded as a straight-line rent receivable. The Partnership evaluates collectability of its tenants on an ongoing basis. If the assessment of collectability changes during the lease term, any difference between the revenue that would have been recognized under the straight-line method and the lease payments that have been collected will be recognized as a current period adjustment to rental revenues. When the Partnership acquires a property, the term of each existing lease is considered to commence as of the acquisition date for purposes of this calculation. As of December 31, 2019 and 2018, the Partnership’s allowance for doubtful accounts was approximately $214,000 and $3,000, respectively.
In connection with property acquisitions, the Partnership may acquire leases with rental rates above or below estimated market rental rates. Above-market lease assets are amortized as a reduction to rental revenues over the remaining lease term, and below-market lease liabilities are amortized as an increase to rental revenues over the remaining lease term, plus any applicable fixed-rate renewal option periods.
The Partnership expenses any unamortized intangible lease asset or records an adjustment to rental revenues for any unamortized above-market lease asset or below-market lease liability by reassessing the estimated remaining useful life of such intangible lease asset or liability when it becomes probable a customer will terminate a lease before the stated lease expiration date.
Income Taxes
The Partnership operates and is taxed as a partnership under the Internal Revenue Code of 1986, as amended (the “Code”), and is generally not subject to federal or state income taxes. No provisions for federal, state, and local income taxes were made in the accounts of the Partnership. The Partnership does not have any uncertain tax positions as of December 31, 2019 or 2018.
Substantially all of the Partnership’s income is derived through subsidiaries that qualify as real estate investment trusts (“REITs”). All of these subsidiaries have elected to be taxed as REITs under the Code for the year ended December 31, 2019. To qualify as a REIT, the REITs must meet a number of ownership, organizational and operational requirements, including a requirement to currently distribute at least 90% of their taxable income. REITs are generally not subject to corporate level federal income taxes on net income they distribute to their shareholders. Accordingly, no provision for REIT income taxes is included in the accompanying consolidated financial statements. If the REITs fail to qualify as REITs in any taxable year, then they may be subject to income taxes at corporate rates. Even as a REIT, the REIT may be subject to certain state and local taxes on its income and sales of property and subject to federal income and excise taxes on its undistributed income.
The U.S. is the major tax jurisdiction for the Partnership and the earliest tax year subject to examination is 2016.
Allocation of Profits and Losses
All profits and losses for any fiscal year are allocated pro rata among the partners in proportion to their ownership interests.
Concentration of Credit Risk
Financial instruments that potentially subject the Partnership to concentrations of credit risk consist principally of cash and cash equivalents. At times, balances with any one financial institution may exceed the Federal Deposit Insurance Corporation (“FDIC”) insurance limits. The Partnership believes it mitigates this risk by investing its cash with high-credit quality financial institutions.

Concentration of credit risk with respect to accounts receivable could exist if the low number of customers currently comprising the Partnership’s rental revenues. As of December 31, 2019, there were no customers that individually represented more than 10.0% of consolidated annual base rent.
Recently Adopted Accounting Standards
In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) ASU No. 2016-02, “Leases (Subtopic 842)” (“ASU 2016-02”), which provides guidance for greater transparency in financial reporting by organizations that lease assets such as real estate, airplanes and manufacturing equipment by requiring such organizations to recognize lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The Partnership adopted the standard using the modified retrospective transition approach when it became effective for the Partnership, as of the reporting period beginning January 1, 2019, and the Partnership elected the practical expedients available for implementation under the standard. Under the practical expedients election, the Partnership was not required to reassess: (i) whether an expired or existing contract meets the definition of a lease; (ii) the lease classification at the adoption date for expired or existing leases; and (iii) whether costs previously capitalized as initial direct costs would continue to be amortized. The practical expedients also allowed the Partnership to not separate tenant reimbursement revenue from rental revenue if certain criteria were met. The Partnership assessed the criteria and concluded that the timing and pattern of transfer for rental revenue and the related tenant reimbursement revenue are the same and the lease component, if accounted for separately, would be classified as an operating lease. As such, the Partnership accounts for and presented rental revenue and tenant reimbursement revenue as a single component in the consolidated statements of operations. Additionally guidance and targeted improvements to ASU 2016-02 were made through the issuance of supplemental ASUs. In January 2018, the FASB issued ASU No. 2018-01, “Leases (Subtopic 842): Land Easement Practical Expedient for Transition to Topic 842” (“ASU 2018-01”), which updates ASU 2016-02 to include land easements under the updated guidance, including the option to elect the practical expedients discussed above. In addition, in December 2018, the FASB issued ASU No. 2018-20, “Narrow—Scope Improvements for Lessors” (“ASU 2018-20”), which updates ASU 2016-02 by providing the option to elect a practical expedient for lessors to exclude sales and other similar taxes from the transaction price of the contract, requires lessors to exclude from revenue and expense lessor costs paid directly to a third party by lessees, and clarifies lessors’ accounting for variable payments related to both lease and nonlease components. The Partnership adopted these ASUs using the modified retrospective transition approach when they became effective for the Partnership, as of the reporting period beginning January 1, 2019, and the Partnership elected the practical expedients available for implementation under the standards. The adoption of ASU 2016-02 and its supplemental standards did not have a material effect on the Partnership’s consolidated financial statements.
3. REAL ESTATE ACQUISITIONS
During the years ended December 31, 2019 and 2018, the Partnership acquired 100% of the following properties, all of which were determined to be asset acquisitions:

($ in thousands)	Acquisition Date	Number of Buildings	Total Purchase Price (1)
2019 Acquisitions:
Lodi Distribution Center	7/31/2019	—	$13,789
Farrington Distribution Center	8/1/2019	—	9,326
Valley Logistics Center	11/15/2019	1	58,373
Total 2019 acquisitions		1	$81,488
2018 Acquisitions:
Brodhead Distribution Center	4/5/2018	—	$15,228
Cutten Road Distribution Center	8/1/2018	1	20,668
Mid Counties Industrial Center	12/11/2018	1	20,734
Total 2018 acquisitions		2	$56,630

(1)	Total purchase price is equal to the total consideration paid.

During the years ended December 31, 2019 and 2018, the Partnership allocated the purchase price of its acquisitions to land and building and improvements as follows:

	For the Year Ended December 31,
(in thousands)	2019	2018
Land	$53,182	$34,278
Building and improvements	28,306	22,352
Total purchase price (1)	$81,488	$56,630

(1)	Total purchase price is equal to the total consideration paid.
Intangible and above-market lease assets are amortized over the remaining lease term. Below-market lease liabilities are amortized over the remaining lease term, plus any below-market, fixed-rate renewal option periods. There were no intangible lease assets or liabilities acquired in connection with any of the 2019 or 2018 acquisitions as of the respective date of each acquisition.
4. REAL ESTATE DISPOSITIONS
During 2019, the Partnership sold to third parties four industrial buildings in the Atlanta and San Diego markets for proceeds of approximately $62.3 million. Total disposition costs and expenses were approximately $0.7 million. During 2018, the Partnership sold to third parties eight industrial buildings in the San Diego, Pennsylvania, Southern California, Baltimore / DC and Houston markets for proceeds of approximately $96.4 million. The disposition costs and expenses were approximately $0.2 million. During 2017, the Partnership sold to third parties three industrial buildings in the Seattle / Tacoma market for proceeds of approximately $16.8 million. The disposition costs and expenses were $0.6 million.
Gains on the disposition of real estate properties are recorded when the recognition criteria have been met, generally at the time control is transferred to the purchaser. For the years ended December 31, 2019, 2018 and 2017, net gain on dispositions was $17.0 million, $39.6 million, and $6.6 million, respectively.
5. INVESTMENT IN REAL ESTATE PROPERTIES
As of December 31, 2019 and 2018, the Partnership’s investment in real estate properties consisted of 39 and 36 industrial buildings, respectively.

	As of December 31,
(in thousands)	2019	2018
Land	$363,572	$312,086
Building and improvements	590,475	440,718
Intangible and above-market lease assets	30,940	25,753
Construction in progress (1)	136,609	182,916
Investment in real estate properties	1,121,596	961,473
Less accumulated depreciation and amortization	(57,097)	(36,547)
Net investment in real estate properties	$1,064,499	$924,926

(1)
Includes three buildings under construction and four buildings in the pre-construction phase as of December 31, 2019, and five buildings under construction and two buildings in the pre-construction phase as of December 31, 2018.

Intangible Lease Assets and Liabilities
As of December 31, 2019 and 2018, intangible lease assets and liabilities included the following:

	As of December 31, 2019			As of December 31, 2018
(in thousands)	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
Intangible lease assets (1)	$30,912	$(10,177)	$20,735	$25,417	$(7,460)	$17,957
Above-market lease assets (1)	28	(22)	6	336	(230)	106
Below-market lease liabilities (2)	(406)	338	(68)	(406)	268	(138)

(1)	Included in net investment in real estate properties on the consolidated balance sheets.

(2)	Included in other liabilities on the consolidated balance sheets.

The following table details the estimated net amortization of such intangible lease assets and liabilities, as of December 31, 2019, for the next five years and thereafter:

	Estimated Net Amortization
(in thousands)	Intangible Lease Assets	Above-Market Lease Assets	Below-Market Lease Liabilities
2020	$4,149	$4	$68
2021	3,659	2	—
2022	3,310	—	—
2023	2,830	—	—
2024	2,368	—	—
Thereafter	4,419	—	—
Total	$20,735	$6	$68
Future Minimum Rent
Future minimum base rental payments, which equal the cash basis of monthly contractual rent, owed to the Partnership from its customers under the terms of non-cancelable operating leases in effect as of December 31, 2019 and 2018, excluding rental revenues from the potential renewal or replacement of existing leases, were as follows for the next five years and thereafter:

	As of December 31,
(in thousands)	2019	2018
Year 1	$52,193	$36,079
Year 2	51,423	39,845
Year 3	49,537	38,154
Year 4	42,351	35,778
Year 5	36,109	28,339
Thereafter	77,179	88,008
Total	$308,792	$266,203

Rental Revenue Adjustments and Depreciation and Amortization Expense
The following table summarizes straight-line rent adjustments, amortization recognized as an increase (decrease) in rental revenues from above- and below-market lease assets and liabilities, and real estate-related depreciation and amortization expense:

	For the Year Ended December 31,
(in thousands)	2019	2018	2017
Increase (Decrease) to Rental Revenues:
Straight-line rent adjustments	$7,319	$5,575	$4,143
Above-market lease amortization	(26)	(105)	(208)
Below-market lease amortization	71	88	230
Real Estate-Related Depreciation and Amortization:
Depreciation expense	$19,502	$15,325	9,416
Intangible lease asset amortization	3,991	3,780	3,903
6. DEBT
The Partnership’s indebtedness is currently comprised of borrowings under its secured line of credit, construction loan financings and mortgage notes. The construction loan financings and mortgage notes are secured by mortgages or deeds of trust and related assignments and security interests in the collateralized and certain cross-collateralized properties. A summary of the Partnership’s debt is as follows:

	Weighted-Average Effective Interest Rate as of			Balance as of
($ in thousands)	December 31, 2019	December 31, 2018	Maturity Date	December 31, 2019	December 31, 2018
Line of credit (1)	3.61%	4.65%	January 2021	$172,100	$78,500
Construction loans (2)	4.24	5.15	March 2020-April 2022	191,711	147,780
Fixed-rate mortgage notes (3)	3.72	3.72	December 2024-November 2025	220,000	220,000
Total principal amount / weighted-average	3.86%	4.35%		$583,811	$446,280
Less unamortized debt issuance costs				(3,223)	(4,275)
Total debt, net				$580,588	$442,005
Gross book value of properties encumbered by debt				$1,042,987	$840,527

(1)
The Partnership’s line of credit facility currently has aggregate commitments of $200.0 million. The Partnership has the ability to expand the facility further up to a maximum aggregate amount of $300.0 million, subject to certain conditions. The line of credit is guaranteed by the Partnership and each subsidiary owner of a collateralized property. The line of credit matures in January 2021, and may be extended pursuant to two one-year extension options, subject to the satisfaction of certain financial covenants and other customary conditions and the payment of extension fees. The primary interest rate is variable and is equal to either: (a) the greater of (i) the prime rate announced by Regions Bank; (ii) the Federal Funds Effective Rate plus 0.50% per annum; and (iii) the one-month London Interbank Offered Rate (“LIBOR”) plus 1% per annum, plus a margin of either 1.10% or 1.25% (depending on the pool debt yield); or (b) one-month LIBOR plus a margin of either 2.10% or 2.25% (depending on the pool debt yield). The line of credit is available to finance the acquisition, development and redevelopment of industrial real estate, the operation of properties, working capital requirements, and for general corporate purposes. The unused portion under the line of credit was $27.6 million, of which $26.4 million was available for use.

(2)
As of December 31, 2019, the Partnership’s constructions loans had aggregate commitments of up to $257.7 million. The construction loans are secured by certain underlying properties and are to be used to fund project-specific costs necessary to complete the Partnership’s development projects. Interest on the loans is accrued and added to the principal during the construction and stabilization periods of the properties. Such interest will be due and payable at maturity of the respective loans. The unfunded and available portions under the construction loans was $65.9 million.

(3)
The assets and credit of each of the Partnership’s properties pledged as collateral for the Partnership’s mortgage notes are not available to satisfy the Partnership’s other debt and obligations, unless the Partnership first satisfies the mortgage note payable on the respective underlying properties.

As of December 31, 2019, the principal payments due on the Partnership’s debt during each of the next five years and thereafter were as follows:

(in thousands)	Line of Credit	Construction Loans(1)	Mortgage Notes	Total
2020	$—	$94,386	$—	$94,386
2021	172,100	85,502	—	257,602
2022	—	11,823	—	11,823
2023	—	—	1,781	1,781
2024	—	—	88,219	88,219
Thereafter	—	—	130,000	130,000
Total principal payments	$172,100	$191,711	$220,000	$583,811

(1)	The Partnership expects to meet the conditions necessary to exercise the extension options for the three construction loans maturing in 2020.
Debt Covenants
The Partnership’s line of credit and construction loan financings contain various property level covenants, including customary affirmative and negative covenants. In addition, the line of credit contains certain Partnership level financial covenants, including leverage ratio, fixed charge coverage ratio, and tangible net worth thresholds. The Partnership was in compliance with all covenants as of December 31, 2019.
7. PARTNERS’ CAPITAL
As described in “Note 1,” on April 1, 2019, bcIMC (College) US Realty Inc., bcIMC (Municipal) US Realty Inc., bcIMC (Public Service) US Realty Inc., bcIMC (Teachers) US Realty Inc., bcIMC (WCB) US Realty Inc., bcIMC (Hydro) US Realty Inc., and bcIMC Accident Fund Partner transferred their right, title, and interest in the Partnership to QR Master Holdings USA II LP, which is now the sole QR Limited Partner. The following is a detailed statement of QR Limited Partners’ capital accounts for the years ended December 31, 2017 and 2018, and for the period from December 31, 2018 to March 31, 2019:

	QR Limited Partners’ Capital
(in thousands)	Accident Fund Partner	(College) US Realty Inc.	(Municipal) US Realty Inc.	(Public Service) US Realty Inc.	(Teachers) US Realty Inc.	(WCB) US Realty Inc.	(Hydro) US Realty Inc.	Total QR Limited Partners’ Capital
Balance as of January 1, 2017	$56,046	$11,279	$98,422	$57,001	$54,240	$3,020	$224	$280,232
Net income	1,309	264	2,299	1,331	1,267	71	5	6,546
Contributions from partners	22,576	4,543	39,646	22,960	21,848	1,217	90	112,880
Distributions to partners	(2,400)	(483)	(4,215)	(2,441)	(2,323)	(128)	(10)	(12,000)
Balance as of December 31, 2017	$77,531	$15,603	$136,152	$78,851	$75,032	$4,180	$309	$387,658
Net income	7,249	1,459	12,726	7,372	7,015	391	29	36,241
Contributions from partners	6,320	1,272	11,098	6,428	6,116	341	25	31,600
Distributions to partners	(14,400)	(2,898)	(25,287)	(14,645)	(13,936)	(776)	(58)	(72,000)
Balance as of December 31, 2018	$76,700	$15,436	$134,689	$78,006	$74,227	$4,136	$305	$383,499
Net income	366	74	643	372	354	20	1	1,830
Balance as of March 31, 2019	$77,066	$15,510	$135,332	$78,378	$74,581	$4,156	$306	$385,329

The following is a detailed statement of the QR Limited Partner capital account for the period from April 1, 2019 to December 31, 2019:

(in thousands)	QR Master Holdings USA II LP’s Capital
Balance as of April 1, 2019	$385,329
Net income	16,442
Contributions from partners	45,400
Distributions to partners	$(46,400)
Balance as of December 31, 2019	$400,771
8. NONCONTROLLING INTERESTS
Preferred Shares
Noncontrolling interests represent the portion of equity in the subsidiary REITs that the Partnership does not own. Such noncontrolling interests are equity instruments presented in the consolidated balance sheets as noncontrolling interests within permanent equity.
In January 2016, certain of the Partnership’s subsidiary REITs issued to accredited investors Class A Preferred Units with a 12.0% annual preferred dividend. The total number of preferred shares issued was 1,586 shares at a par value of $500 per share for an aggregate amount of $793,000. These preferred shares are non-voting shares. The preferred shares are redeemable by the respective subsidiary REITs for $500 per share, plus accumulated and unpaid dividends, as well as a redemption premium if the preferred shares were redeemed before December 31, 2017. On December 30, 2016, certain of the Partnership’s subsidiary REITs redeemed a total of 1,342 preferred shares for an aggregate amount of $671,000 and were paid a redemption premium of $134,000. The Partnership owns and controls the respective managing member of each of the subsidiary REITs.
Special Units
In September 2016, the Partnership issued special units to an affiliate of IPT for consideration of $10,000. The holder of the special units does not participate in the profits and losses of the Partnership. Amounts distributable to the holder of the special units will depend upon the profits of the general partner. The special units will be redeemable at the time the carried interest is paid.
The Partnership has determined that the special units are: (i) not redeemable at a fixed or determinable amount on a fixed or determinable date, at the option of the holder, or (ii) redeemable only upon events that are solely within the Partnership’s control. As a result, the Partnership classifies the special units as noncontrolling interests within permanent equity.
9. RELATED PARTY TRANSACTIONS
Pursuant to the limited partnership agreement, the IPT General Partner manages the day-to-day operations of the Partnership, subject to the rights of the QR Limited Partner and the sell-down transferee (as applicable) to approve certain major decisions. The IPT General Partner indirectly provides, to the Partnership through the IPT General Partner’s service agreement with the Advisor, acquisition and asset management services and, to the extent applicable, development management and development oversight services. As compensation for providing these services, the Partnership pays the IPT General Partner, or its designee, certain fees in accordance with the terms of the Partnership Agreement and the services agreement between the IPT General Partner and the Advisor. For the years ended December 31, 2019, 2018 and 2017, the Partnership incurred approximately $5.1 million, $5.2 million, and $4.8 million, respectively, in fees due to the IPT General Partner, or its designee, for providing a variety of services, including with respect to acquisition, development, and asset management activities, of which development related fees represented $1.1 million, $2.4 million, and $3.0 million, respectively. Development related fees are included in the total development project costs of the respective properties and are capitalized in construction in progress. As of December 31, 2019 and 2018, approximately $0.6 million and $0.4 million, respectively, was payable to the IPT General Partner, or its designee.

10. SUPPLEMENTAL CASH FLOW INFORMATION
Supplemental cash flow information and disclosure of non-cash investing and financing activities is as follows:

	For the Year Ended December 31,
(in thousands)	2019	2018	2017
Interest paid, net of capitalized interest	$8,933	$3,701	$1,400
Non-cash capital expenditures	$7,281	$4,051	$10,998
Non-cash interest capitalized to construction loans	6,339	6,255	2,773
Repayment of line of credit and construction loan upon disposition of real estate properties	—	55,049	—
Restricted Cash
The following table presents a reconciliation of the beginning of period and end of period cash, cash equivalents and restricted cash reported within the consolidated balance sheets to the totals shown in the consolidated statements of cash flows:

	For the Year Ended December 31,
(in thousands)	2019	2018	2017
Beginning of period:
Cash and cash equivalents	$14,105	$14,651	$7,339
Restricted cash (1)	902	190	134
Cash, cash equivalents and restricted cash	$15,007	$14,841	$7,473
End of period:
Cash and cash equivalents	$23,393	$14,105	$14,651
Restricted cash (2)	492	902	190
Cash, cash equivalents and restricted cash	$23,885	$15,007	$14,841

(1)
As of December 31, 2018, restricted cash consisted of cash held in escrow for real estate taxes in connection to certain properties that completed development in 2018. As of December 31, 2017, restricted cash consisted of cash held in escrow for real estate taxes in connection to a 2017 acquisition.

(2)
As of December 31, 2019, restricted cash consisted of cash held in escrow for offsite construction in connection to a property under construction in 2019, and cash held in escrow for a cash surety bond for a development that completed construction in 2017.

11. COMMITMENTS AND CONTINGENCIES
As of December 31, 2019, the Partnership was not involved in any material litigation nor, to the Partnership’s knowledge, was any material litigation threatened against the Partnership or its investments.
Environmental Matters
A majority of the properties the Partnership acquires are subject to environmental reviews either by the Partnership or the previous owners. In addition, the Partnership may incur environmental remediation costs associated with certain land parcels it may acquire in connection with the development of land. The Partnership has acquired certain properties in urban and industrial areas that may have been leased to or previously owned by commercial and industrial companies that discharged hazardous material. The Partnership has purchased and may continue to purchase various environmental insurance policies to mitigate its exposure to environmental liabilities. The Partnership is not aware of any environmental liabilities that it believes would have a material adverse effect on its business, financial condition, or results of operations as of December 31, 2019.
Off-Balance Sheet Liabilities
The Partnership has issued performance and surety bonds in connection with certain development projects. Performance and surety bonds are commonly required by public agencies from real estate developers. Performance and surety bonds are renewable and expire on the completion of the improvements and infrastructure. As of December 31, 2019 and 2018, the Partnership had approximately $8.9 million and $20.9 million, respectively, outstanding under such arrangements. Of this amount, approximately $0.2 million was held in escrow as of December 31, 2019, as noted above.

12. SUBSEQUENT EVENTS
The Partnership has evaluated subsequent events from the balance sheet date through February 21, 2020, the date at which the consolidated financial statements were issued. The Partnership has determined that there are no items to disclose.

BUILD-TO-CORE INDUSTRIAL PARTNERSHIP I LP
SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION
As of December 31, 2019

			Initial Cost to Company				Gross Amount Carried as of December 31, 2019 (3)
($ in thousands)	No. of Buildings	Debt	Land	Buildings and Improvements (2)	Total Costs	Cost Capitalized or Adjustments Subsequent to Acquisition	Land	Buildings and Improvements (2)	Total Costs	Accumulated Depreciation	Acquisition / Completion Date	Depreciable Life (Years)
Dallas Distribution Portfolio in Flower Mound, TX	2	(1)	$7,588	$35,978	$43,566	$7,271	$7,588	$43,249	$50,837	$(6,821)	11/26/2014	1-40
Dallas Distribution Portfolio in Grand Prairie	1	(1)	5,399	23,696	29,095	5,989	5,399	29,685	35,084	(6,037)	11/26/2014	1-40
Peachtree Industrial Center in Suwanee, GA	4	—	6,461	43,625	50,086	1,253	6,461	44,878	51,339	(9,449)	12/24/2014	1-30
Tuscany Industrial Center II in Austin, TX	5	(1)	8,178	34,381	42,559	3,165	8,178	37,546	45,724	(6,118)	3/12/2015, 8/3/2015	1-40
Silver Spring Distribution Center in Carlisle, PA	1	(1)	5,490	—	5,490	23,991	5,490	23,991	29,481	(2,687)	7/1/2015 / 4/15/2016	1-40
Commerce Industrial Center in Commerce, CA	1	—	5,489	8,167	13,656	821	5,489	8,988	14,477	(1,125)	7/9/2015	1-40
Perris Distribution Center in Perris, CA	1	—	12,732	—	12,732	49,452	19,625	42,559	62,184	(4,654)	9/29/2015 / 6/28/2017	1-40
FAA Distribution Center in Irving, TX	1	(1)	1,467	6,633	8,100	1,218	1,467	7,851	9,318	(779)	11/4/2015	1-40
Perris Distribution Center II in Perris, CA	—	—	3,147	—	3,147	717	3,147	717	3,864	—	3/28/2016	N/A(4)
Sumner Distribution Center in Sumner, WA	1	—	8,664	520	9,184	15,808	9,217	15,775	24,992	(367)	4/1/2016 / 11/29/2018	1-40
Silver Spring Distribution Center II in Silver Spring, PA	2	(1)	11,495	—	11,495	32,486	11,716	32,265	43,981	(3,021)	6/20/2016 / 2/20/2017, 2/28/2017	1-40
7A Distribution Center in Hamilton Township, NJ	1	(1)	5,915	—	5,915	20,369	5,930	20,354	26,284	(1,744)	7/22/2016 / 5/19/2017	1-40
Otay Logistics Center in San Diego, CA	2	—	6,935	—	6,935	20,715	6,989	20,661	27,650	(836)	9/22/2016 / 10/2/2018	1-40
Piscataway Distribution Center in Piscataway, NJ	3	(1)	13,410	—	13,410	42,974	13,970	42,414	56,384	(3,896)	9/15/2016 / 10/13/2017, 11/17/2017	1-40
Tacoma Logistics Center in Tacoma, WA	2	(1)	32,455	—	32,455	76,401	33,949	74,907	108,856	(4,282)	11/30/2016 / 3/30/2018	1-40
Silicon Valley Industrial Center in San Jose, CA	1	—	6,426	—	6,426	17,940	6,664	17,702	24,366	(253)	12/20/2016 / 7/31/2018	1-40
Waterman Distribution Center in San Bernardino, CA	1	(1)	10,401	—	10,401	41,992	16,843	35,550	52,393	(874)	10/23/2015, 6/30/2016, 7/14/2016, 7/15/2016 / 7/31/2018	1-40

			Initial Cost to Company				Gross Amount Carried as of December 31, 2019 (3)
($ in thousands)	No. of Buildings	Debt (1)	Land	Buildings and Improvements (2)	Total Costs	Cost Capitalized or Adjustments Subsequent to Acquisition	Land	Buildings and Improvements (2)	Total Costs	Accumulated Depreciation	Acquisition Date	Depreciable Life (Years)
Richmond Logistics Center in Richmond, CA	1	—	6,669	—	6,669	24,576	6,669	24,576	31,245	—	12/29/2016 / 12/19/2019	N/A(4)
LaPorte Distribution Center in La Porte, TX	1	—	2,158	9,852	12,010	1,971	2,158	11,823	13,981	(1,120)	2/27/2017	1-40
Tracy Distribution Center III in Tracy, CA	1	(1)	4,872	—	4,872	32,317	5,549	31,640	37,189	(747)	4/28/2017 / 7/31/2018	1-40
Hayward Logistics Center in Hayward, CA	1	(1)	38,930	—	38,930	42,565	38,930	42,565	81,495	—	5/19/2017 / 12/17/2019	N/A(4)
East Pompano Industrial Center in Pompano Beach, FL	1	(1)	26,336	535	26,871	23,512	26,336	24,047	50,383	(533)	6/29/2017	1-12(5)
Arrow Route Distribution Center in Rancho Cucamonga, CA	1	(1)	25,472	—	25,472	34,562	28,348	31,686	60,034	(780)	11/20/2017 / 11/15/2018	1-40
Brodhead Distribution Center in Lehigh Valley, PA	1	(1)	15,228	—	15,228	30,594	15,228	30,594	45,822	(29)	4/5/2018 / 7/1/2019	N/A(4)
Cutten Road Distribution Center in Houston, TX	1	—	4,986	15,682	20,668	2,774	4,986	18,456	23,442	(666)	8/1/2018	1-40
Mid Counties Industrial Center in Santa Fe Springs, CA	1	—	14,064	6,670	20,734	1,422	14,064	8,092	22,156	(279)	12/11/2018	1-20
Lodi Distribution Center in Lodi, NJ	—	—	13,789	—	13,789	1,988	13,789	1,988	15,777	—	7/31/2019	N/A(4)
Farrington Distribution Center in Monroe Township, NJ	—	—	9,326	—	9,326	4,324	9,326	4,324	13,650	—	8/1/2019	N/A(4)
Valley Logistics Center in Fontana, CA	1	—	30,067	28,306	58,373	429	30,067	28,735	58,802	—	11/15/2019	1-40
Total	39		$343,549	$214,045	$557,594	$563,596	$363,572	$757,618	$1,121,190	$(57,097)

(1)
These properties include construction loans and mortgage notes that are included in our total outstanding property-level borrowings of approximately $411.7 million as of December 31, 2019. These borrowings are nonrecourse and are secured by mortgages or deeds of trust and related assignments and security interests in the collateralized properties. They have maturity dates ranging from March 2020 to November 2025 and interest rates ranging from 3.32% to 4.61%. See “Note 6 to the Consolidated Financial Statements” for more detail.

(2)	Includes gross intangible lease assets of $30.9 million and gross intangible lease liabilities of $0.4 million.

(3)	As of December 31, 2019, the aggregate cost for federal income tax purposes of investments in property was approximately $1.1 billion (unaudited).

(4)
These properties have no depreciable assets as of December 31, 2019. Any cost of development for activities necessary to get the asset ready for its intended use are capitalized and will be placed into service as depreciable assets when the property is substantially complete and reach 50.0% occupancy.

(5)	This project is currently under development; depreciation relates to a building adjacent to the development site.

The following table summarizes investment in real estate properties and accumulated depreciation and amortization activity for the periods presented below:

	For the Year Ended December 31,
	2019	2018	2017
Investment in real estate properties:
Balance at beginning of period	$961,067	$842,509	$552,787
Acquisition of properties	81,488	56,630	108,155
Improvements	126,914	184,492	193,274
Disposition of properties	(48,279)	(122,564)	(11,707)
Balance at end of period	$1,121,190	$961,067	$842,509

Accumulated depreciation and amortization:
Balance at beginning of period	$(36,547)	$(29,230)	$(17,479)
Additions charged to costs and expenses	(23,519)	(19,209)	(13,527)
Disposition of properties	2,969	11,892	1,776
Balance at end of period	$(57,097)	$(36,547)	$(29,230)